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Lawrence S. Block Senior Vice President General Counsel

April 30, 2008

BY ELECTRONIC MAIL

Accounting Group – Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549–7561

Attn: Ms. Cathy Cole

E-mail: colec@sec.gov

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549–5546

Attn: Mr. Kevin Woody

E-mail: woodyk@sec.gov

Re: World Monitor Trust III – Series J (SEC File No. 000–51651)

Dear Ms. Cole and Mr. Woody:

We refer to the various communications with the Commission’s Office of the Chief Accountant (“OCA”) and Division of Corporation Finance (“DCF”) concerning the method of accounting for organization and offering costs (“O&O Costs”) for World Monitor Trust III – Series J (“Series J”).

Preferred Investment Solutions Corp. (“Preferred” or the “Managing Owner”), the managing owner of Series J, paid (and continues to pay) all O&O Costs (organization, initial offering costs and ongoing offering costs) for Series J. Under WMT-III’s Trust Agreement and Prospectus, Series J is required to reimburse Preferred on a monthly basis over a 36-month period for the O&O Costs, subject to an annual limit of 0.50% of Series J’s net asset value. For the years ended December 31, 2007, 2006, and 2005, and for the first quarter of 2008, Series J charged the amount reimbursable to Preferred for organization and initial offering costs as a charge against capital. Moreover, because Series J did not reimburse Preferred for ongoing offering costs, ongoing offering costs were neither charged against capital nor charged as an expense.

Based on discussions with OCA and DCF, Series J has concluded that O&O Costs should have been accounted for as follows:

1.	Organization Costs — In accordance with SOP 98-5, organization costs paid by Preferred should have been recorded as a liability (to be reimbursed over 36 months subject to a 0.50% per annum limitation, in accordance with WMT-III’s Trust Agreement and Prospectus) and expensed in December 2005, which was the first month that Series J commenced trading.

Office of the Chief Accountant	2	April 30, 2008
Division of Corporation Finance

2.	Initial Offering Costs — Initial offering costs paid by Preferred should have been recorded both as a liability (to be reimbursed over 36 months subject to a 0.50% per annum limitation, in accordance with WMT-III’s Trust Agreement and Prospectus) and as a deferred asset (to be amortized to expense over 12 months in accordance with paragraph 8.24 of the AICPA Audit and Accounting Guide, Audits of Investment Companies). In determining the amount of the liability and the deferred asset to be recorded, on December 1, 2005, Series J should have made its best estimate of the amount of initial offering costs to be reimbursed over the 36-month reimbursement period, subject to the cap of 1.50% (0.50% per annum) in accordance with WMT-III’s Trust Agreement and Prospectus. On a periodic basis, Series J should have reviewed its estimate and, if necessary, revised the estimate if deemed appropriate under the circumstances.

3.	Ongoing Offering Costs — Ongoing offering costs should have been recorded as a liability (to be reimbursed over 36 months from the date paid by Preferred, subject in each case, to a 0.50% per annum limitation after reimbursement of the organization and initial offering costs noted above in accordance with WMT-III’s Trust Agreement and Prospectus) and expensed as incurred.

In accordance with Statement of Accounting Bulletin 99, Series J, in consultation with its independent auditors, Eisner LLP and Deloitte & Touche LLP, performed a quantitative and qualitative analysis of the difference in accounting methods and concluded that the impact was not material to Series J’s financial statements for the years ended December 31, 2007, 2006, and 2005.

Based on its SAB 99 analysis, Series J has determined not to restate any of its previously-filed financial statements. In addition, Series J has determined to continue its current accounting methodology for its annual financial statements for the year ending December 31, 2007, and its quarterly financial statements for the quarter ending March 31, 2008, although it will disclose in the footnotes to the financial statements the current accounting method, the revised accounting method and that Series J evaluated the differences and determined that any impact was not material to Series J’s financial statements. Moreover, as of April 1, 2008, Series J will (a) record on its balance sheet a liability for the estimated amount of initial offering costs expected to be reimbursed to Preferred through November 30, 2008 (the remaining time for the reimbursement of organization and initial offering costs), (b) charge such amount as an expense, and (c) disclose in the footnotes to the financial statements for the quarter ending June 30, 2008 the information required by Statement of Financial Accounting Standards No. 154.

The SEC Staff did not object to such conclusions.

Office of the Chief Accountant	3	April 30, 2008
Division of Corporation Finance

We trust that this letter resolves the issue. Should you have any questions, please do not hesitate to contact me.

Sincerely,

WORLD MONITOR TRUST III – SERIES J

By:	Preferred Investment Solutions Corp.,
its Managing Owner

By:	/s/ Lawrence S. Block
Name:	Lawrence S. Block
Title:	Senior Vice President and General Counsel

cc:	Preferred Investment Solutions Corp.
Mr. David K. Spohr
Senior Vice President and Director of Fund Administration
Ms. Maureen D. Howley
Senior Vice President and Chief Financial Officer

Deloitte & Touche LLP
Ms. Kathleen E. Lind

Eisner LLP
Mr. Nicholas Tsafos